Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

October 16, 2015

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Voyager Therapeutics, Inc.

215 First Street

Cambridge, MA 02142

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tara Keating Brooks

RE:                                                                          Voyager Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-207367

CIK No. 0001640266

Securities and Exchange Commission October 16, 2015 Page 2	Confidential Treatment Requested by Voyager Therapeutics, Inc. VYGR-0002

Dear Ms. Brooks:

This letter is being submitted on behalf of Voyager Therapeutics, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on October 9, 2015.

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters of the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share, after giving effect to a [***] for 1 reverse stock split to be implemented prior to the consummation of the initial public offering. The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range, but could be lower than this estimated price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In mid-October 2015, the Company and the underwriters determined the estimated price range for this offering to be $[***] to $[***] per share.  In comparison, the Company’s Board of Directors (the “Board of Directors”) estimated the fair value of the Company’s common stock was [***] per share as of October 6, 2015, after giving effect to a [***] to 1 reverse split, based in part upon a third-party valuation of the Company’s common stock as of September 30, 2015.

Securities and Exchange Commission October 16, 2015 Page 3	Confidential Treatment Requested by Voyager Therapeutics, Inc. VYGR-0003

In October 2015, the Company obtained a third-party valuation of its common stock as of September 30, 2015, which was considered by the Board of Directors in its determination of the fair value of its common stock for stock options granted on October 6, 2015. The valuation analysis was prepared using a hybrid method which probability weighted the initial public offering (“IPO”) and option pricing method (“OPM”) scenarios.  For those two future-event scenarios, management and the Board of Directors determined that the probability of either scenario was 50%.  In determining the enterprise value for the OPM scenario, the Company (1) estimated the time to liquidity as 2.37 years; (2) assumed volatility of 75%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.8%, based on a pro-rated U.S. Treasury yield curve. In determining the enterprise value, the Company applied the guideline public company method under the market approach, which considered the multiple of paid-in-capital balance for a group of comparable biopharmaceutical companies that had recently completed IPOs. The comparable companies were selected based on a number of factors, including the similarity of their industry, business model, financial risk and stage of development to the Company. For the IPO scenario, the Company estimated time to completion of the IPO as 3.0 months and applied a risk-adjusted discount rate of 30% to the common stock and 25% to the preferred stock, based on three studies that indicated rates of return required by venture investors for bridge financing or IPO-stage companies. The Company then applied a discount for lack of marketability of 27% under the OPM scenario and 8% under the IPO scenario.

The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the same industry as the Company;

•                  the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies to the Company;

•                  an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the prospectus included in the Registration Statement.

Securities and Exchange Commission October 16, 2015 Page 4	Confidential Treatment Requested by Voyager Therapeutics, Inc. VYGR-0004

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the Board of Directors’ determination of the fair value of the Company’s common stock on October 6, 2015 was primarily the result of the following circumstances and events occurring subsequent to October 6, 2015:

•                  The following significant events occurred in the Company’s lead program from advanced Parkinson’s disease, or VY-AADC01:

(1)         the investigational new drug application (the “IND”) for VY-AADC01 was formally transferred to the Company from the University of California, San Francisco, such that the Company is now the sponsor of the ongoing Phase 1b clinical trial.  Since the Company is now the holder of the IND, it has greater control over the conduct of this trial;

(2)         the Company received interim three month data from the first patient treated with VY-AADC01 under the amended protocol for the ongoing Phase 1b clinical trial, which provides for the administration of a larger volume of VY-AADC01 to the putamen to increase the area of the putamen covered by VY-AADC01, that demonstrated encouraging signs of efficacy and safety and suggests that efficacy signs may be seen as a result of increased coverage of the putamen; and

(3)         the surgical procedure for the latest patient treated in the ongoing Phase 1b clinical trial, the first to be treated with a lower limb sequential compression device during the surgical procedure, was successful (i.e., no serious adverse events were seen and threshold coverage of target region of the brain was achieved), thereby providing support for a recent protocol amendment to further optimize the surgical approach.

•                  The IPO price is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered two potential outcomes, one of which would have resulted in a lower value of the Company’s common stock than an IPO.  Under the IPO scenario of the valuation analysis completed as of September 30, 2015, the undiscounted non-probability-weighted pre-money IPO valuation was determined to be approximately $[***] or $[***] per share, after giving effect to a [***] to 1 reverse split.  By comparison, the implied pre-money valuation at the mid-point of the valuation range provided by the underwriters is approximately $[***]; this represents an approximately [***]% increase

Securities and Exchange Commission October 16, 2015 Page 5	Confidential Treatment Requested by Voyager Therapeutics, Inc. VYGR-0005

relative to the amount used in the IPO scenario in the valuation as of September 30, 2015. Given the significant milestones achieved in the Company’s lead program after October 6, 2015, the Company believes that the [***]% increase is reasonable. The probability weighting of the two scenarios was based, in part, on the fact that interim three month data from the first patient dosed under the revised protocol was not available and that the latest patient had not yet been treated as of September 30, 2015, which were two events that influenced the decision to continue to pursue an IPO.

•                  The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Board of Directors’ determination of the fair value of the Company’s common stock on October 6, 2015.  In the September 30, 2015 third-party valuation, the discount for lack of marketability that was applied to the IPO and OPM scenarios was 8% and 27%, respectively.

•                  The Company’s convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The IPO price assumes the conversion of the Company’s convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•                  Furthermore, the actual IPO price could be lower than estimated price range and pre-IPO shares of common stock are expected to be subject to a 180 day lock-up.

The Company respectfully requests that the Staff return to us this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*-*-*-*

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame
Laurie A. Burlingame

cc: Mitchell S. Bloom, Goodwin Procter LLP
Edwin M. O’Connor, Goodwin Procter LLP
Steven Paul, Voyager Therapeutics, Inc.
J. Jeffrey Goater, Voyager Therapeutics, Inc.